# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Manitex International, Inc., CIK 0001302028
CUSIP: 563420108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 9725 Industrial Drive, Bridgeview, Illinois (IL), 60455
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000941560-25-000010
Filed by CIK 0000941560

## Reporting persons
- Gardner Lewis Asset Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Manitex International, Inc.
Address of issuer's principal executive offices: 9725 Industrial Drive, Bridgeview, IL 60455

## Item 2. Person Filing
Name of person filing:
Gardner Lewis Asset Management, L.P.

Gardner Lewis Asset Management, Inc.
Address of principal business office or, if none, residence: 285 Wilmington-West Chester Pike, Chadds Ford, PA 19317
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Gardner Lewis Asset Management, L.P.: /s/ W. Whitfield Gardner, W. Whitfield Gardner, Chairman and CEO of the general partner (04/22/2025)